June 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Michael Clampitt
Jessica Livingston
Vanessa Robertson
David Burton

Re:	Applied Molecular Transport Inc.
Registration Statement on Form S-1
(File No. 333-238464)

Acceleration Request
Requested Date:	Thursday, June 4, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Molecular Transport Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-238464) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Coke at (650) 565-3596.

[Signature page follows]

Sincerely,

APPLIED MOLECULAR TRANSPORT INC.

/s/ Tahir Mahmood, Ph.D.

Tahir Mahmood, Ph.D.
Co-Founder and Chief Executive Officer

Enclosures

cc (w/o enclosures):	John Burwise, Deloitte & Touche LLP
Angela Vanscoy, Deloitte & Touche, LLP
Kristin VanderPas, Cooley LLP
Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.